Exhibit 99.37
PRESS RELEASE
Aya Gold & Silver Publishes 2024 Sustainability Report

Montreal, Quebec, May 15, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that is has published its 2024 Sustainability Report for the year ended December 31, 2024 (the “Report”).
The Report highlights the Corporation’s progress and achievements across key environmental, social, and governance (“ESG”) areas, while reaffirming its commitments to stakeholders. This year’s Report, which is aligned with Task Force on Climate-Related Financial Disclosures (“TCFD”) framework, has also been prepared in accordance with 2021 Global Reporting Standards, along with the additional sector standard for mining. Highlights for 2024 are as follows:

Environmental

●	Achieved reduction of 7,671 tonnes of carbon dioxide equivalent emissions compared to “business-as-usual”, with 60Kv renewable energy power line commissioned in July 2024.

●	Decreased emissions intensity by 48.53% year-over-year (“YoY”).

●	Started ISO 14001 implementation to help ensure Aya’s facility management system meets internationally recognized standards.

Social

●	Increased female employees in the workforce by 20% YoY, with nearly 11% of Aya’s total workforce now comprised of female workers.

●	Almost tripled stakeholder engagement plan meetings since 2023.

●	Enhanced health & safety training program, with 12,907 hours of training conducted in 2024.

Governance

●	Joined UN Global Compact (“UNGC”), the world’s largest corporate sustainability initiative, with the aim of aligning Aya’s operations with the Ten Principles of UNGC.

●	Participated in the Carbon Disclosure Project questionnaire for the first time.
“I’m proud of our team’s deep commitment to advancing Aya’s ESG strategy as we grow our operations and ramp up the new Zgounder plant,” said Benoit La Salle, President and CEO. “In 2024, we prioritized worker health and safety, strengthened our policies through employee engagement, and delivered targeted training to foster a safer environment for employees, contractors and nearby communities. As we enter a new phase of growth, we remain focused on delivering best-in-class sustainability performance and reinforcing our leadership in responsible mining.”

Aya’s complete 2024 Sustainability Report can be accessed via the Corporation’s website at: https://ayagoldsilver.com/esg-analyst-centre/.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “commitment”, “advancing”, “grow”, “focused”, “deliver”, “reinforce”, “continue”, “significant”, “increase”, “confirm”, “growth”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to Aya’s ESG commitments and objectives and its capacity to achieve same including its ability remain focused on delivering best-in-class sustainability performance and reinforcing our leadership in responsible mining. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the accuracy of Mineral Reserve and Mineral Resource Estimates, the price of silver, the price of gold, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.